FOR IMMEDIATE RELEASE:   Tuesday, March 20, 2001

CONTACT:

Steven Hansen, President   Robert Genesi, President   Madeleine Franco
Chief Executive Officer    Chief Executive Officer    Jordan Richard Assoc.
World Internetworks, Inc.  GT Data Corporation        801-268-8610
801-501-7500               408-941-1049               ir@jordanrichard.com
www.wiworks.com            www.tsli.com

World Internetworks Updates Status of Subsidiary's Merger Agreement With GT Data Corp.

Broker/Dealers - Note symbol change from "WINW" to "WINS" effective 3/21/01.

         SALT LAKE CITY, UTAH-World Internetworks, Inc. OTC Bulletin Board: WINW (www.wiworks.com) announced that on March 14, 2001 shareholders of World Internetworks, Inc. ("we", "us" or the "Company"), holding approximately 66% of the Company's 14,112,464 issued and outstanding shares, ratified and approved, by written consent, the terms of the Agreement and Plan of Reorganization and Merger dated February 27, 2001 (the "Merger Agreement"), by and among the Company, GTD Acquisition Corp., a Delaware corporation and our wholly owned subsidiary ("Newco"), and GT Data Corporation, a Delaware corporation ("GTD").

         In accordance with the terms of the Merger Agreement, and subject to the approval of the shareholders of GTD, World Internetworks, Inc. will acquire all of the issued and outstanding capital stock of GTD and Newco will merge with and into GTD (the "merger") pursuant to the applicable provisions of the laws of the State of Delaware. After the merger, GTD, as the surviving corporation, will be a wholly owned subsidiary of the Company.

         In accordance with the terms of the Merger Agreement, on or prior to the effective date of the merger (the "Effective Date"), the Company will effect a consolidation of its authorized and issued and outstanding shares of common stock which will result in 7,056,232 shares being issued and outstanding prior to the merger (without giving effect to shares to be issued as contemplated by the Merger Agreement). This means that as of that date, which will be on or about March 20, 2001, every two shares of the Company's common stock issued and outstanding immediately prior to the effective date will be deemed to constitute one share of the Company's issued and outstanding shares after the effective date. THE COMPANY'S SHARES WILL BEGIN TO TRADE ON A POST-CONSOLIDATED BASIS ON WEDNESDAY, MARCH 21, 2001 UNDER THE SYMBOL "WINS".

         On the effective date, the present shareholders of GTD will receive, in exchange for all of their issued and outstanding shares of GTD, 7,688,403 shares (on a post-consolidation basis) of the Company's common stock. These shares will represent approximately 52% of the Company' then issued and outstanding shares of common stock.

         At the closing, Fairway Capital Partners, LLC, the principals of which are currently shareholders of the Company, will receive a finder's fee of 750,000 shares (on a post-consolidation basis). If the shares issued to Fairway as a finder's fee are included in the post-merger calculation, the shares issued to GTD's shareholders will represent approximately 49.6% of the Company's then issued and outstanding shares of common stock.

         Upon consummation of the merger, the Company's current officers will resign and will be replaced by officers selected by GTD's management. In addition and upon consummation of the merger, the Company's current directors other than Steven K. Hansen will also resign and be replaced by representative GTD directors that are named by Mr. Hansen to fill those vacancies.

         Consummation of the merger will result in a change of control (exclusive of the shares issued as a finder's fee to Fairway Capital Partners,
LLC). If the merger is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the merger will close on or about March 20,
2001.                                                                     [more]

         "We continue to believe that this transaction offers our shareholders a significant opportunity to participate in the expanding data storage market," said Steven K. Hansen, president and chief executive officer of the Company.

                                   The Company
                                   -----------

         World Internetworks, Inc. is a full-service web services provider that focuses on the small-business market. For a monthly membership fee of $39.95, we provide an internet package that includes web site design and hosting, unlimited free e-mail and internet training. For no additional charge, our members are able to list their web sites in our Main Street Plaza online shopping mall.

         World Internetworks, Inc. is a reporting Company. Copies of the Company's periodic reports filed with the Securities and Exchange Commission may be inspected at or obtained from the Public Reference Branch. These documents may be inspected and copied at the Public Reference Room of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for additional information. Our Commission filings are also available from the Commission's web site: http://www.sec.gov.

                               GTData Corporation
                                   ----------

         GTD's stated goal is to become a high-end data storage solutions company which would develop, manufacture and sell advanced tape drives, in addition to its current service business. GTD is still in the process of attempting to obtain the technology and capacity to achieve this goal, and there is no assurance that it will do so or on commercially reasonable terms.

         GTD's current operating business is managed through its wholly owned subsidiary, Technical Services and Logistics, Inc., of Simi Valley, California ("TSLi"). TSLi provides repair, remarketing and logistics solutions to the data storage market, including mass storage for original equipment manufacturers and integrators.

         GTD is headed by data storage industry veteran Robert Genesi. A cofounder of GTD, Mr. Genesi has experience with start-up and turnaround situations in the technology sector. He has in excess of 25 years of operating experience in senior and corporate-level positions with a variety of major technology firms, including as president and chief operating officer of Read-Rite, and president and CEO of DAS Devices.

NOTE: Statements in this news release that are not purely historical are forward-looking statements within the meaning of the safe harbor clause of the Private Securities Litigation Reform Act of 1995. These statements are made based upon information currently available to the Company, and the Company assumes no responsibility to update or revise such forward-looking statements. Forward-looking statements in this press release are identified by such words as "expects," "believes," "could," "may," "will," "might," "anticipates," and "projects." Editors and investors are cautioned that forward-looking statements invoke risk and uncertainties that may cause the Company's actual results to differ from such forward-looking statements. These risks and uncertainties include without limitation demand for the Company's goods and services, the Company's ability to develop its market, general economic conditions and other factors that may be more fully described in the Company's literature and periodic filings with the Securities and Exchange Commission. This news release is not a solicitation to buy or sell securities, and it does not purport to be a complete analysis of the Company's financial position.

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